Exhibit 99.1

Attention: Business Editors

For Release: 07:00 AM ET, August 14, 2025

VERSABANK EXPANDS RECEIVABLE PURCHASE PROGRAM WITH LAUNCH OF SECURITIZED FINANCING SOLUTION AND APPOINTS VETERAN US EXECUTIVE TIMOTHY COMISKEY TO LEAD INITIATIVE

- Complementary Solution to Core RPP Offering Significantly Expands Addressable Market in Both US and Canada to Generate Additional Asset and Earnings Growth –

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced it has expanded its Receivable Purchase Program (RPP) in both the United States and Canada through the launch of a securitized financing solution for point-of-sale and other financing companies (“RPP Securitized Financing”).  VersaBank’s RPP Securitized Financing strategy will include investment in the senior-level tranches (typically AAA-rated level and subject to the Bank’s normal credit approval process) of target securitized credit assets, as well as establish its own platform offering securitization of assets originated and owned by its financing partners. This strategy is intended to capitalize on the current demand from larger point-of-sale and other financing companies for lower-cost securitized financing amidst the current interest rate environment.  The Bank expects to begin adding RPP Securitized assets in the coming weeks.

“As we steadily ramp up our Receivable Purchase Program in the United States, it has become clear that there is a significant additional opportunity for VersaBank, especially in the United States, as a national, OCC-licensed bank, to generate additional asset and earnings growth by providing securitized financing to our target market,” said David Taylor, President, VersaBank.  “Our securitized financings have the benefit of being favourably risk-weighted – as low as 20 percent or one-fifth that of our standard RPP financings – which, although generating a lower spread, will provide a much larger contribution to return on common equity.  At the same time, the addition of a securitization option to our RPP offerings will enable us to more quickly establish and build relationships with our RPP target market, providing a “one-stop shop” to these partners for attractive, readily available financing, in any interest rate environment, and strengthening our core RPP offering when securitization rates return to their historically higher levels.”

Mr. Taylor added, “We are concurrently expanding our RPP program in Canada by offering RPP Securitized Financing there as well, where we believe we can capture additional business from our existing partners, as well as add new partners, to continue to expand our dominant market share position.”

VersaBank’s RPP Securitized Financing offering uses the Bank’s same proprietary Asset Management System (AMS) technology as its core RPP solution and benefits from the same unique model under which the Bank requires a cash holdback from its financing partners, which ensures the Bank receives its expected cash flows should the financing partner experience defaults from its end user borrowers.

To support the growth of the new RPP securitization financing option in the United States, VersaBank has appointed capital markets veteran Timothy Comiskey to the newly created position of Managing Director, Origination, Structuring & Securitization.

“VersaBank is fortunate to add an executive of Mr. Comiskey’s extensive expertise and deep experience to lead this expanded component of our RPP and drive additional, near-term growth in our US business,” said Mr. Taylor.  “He brings more than three decades of experience to this high-growth opportunity, including senior management roles developing and managing financial products, as well as risk underwriting strategy and portfolio management.”

Most recently, Mr. Comiskey was Associate Vice President Internal Audit at Nasdaq, where he was directly responsible for the design and execution of a comprehensive audit universe covering end-to-end and integrated control processes across the business, operational, regulatory and technology risk components of Nasdaq’s global markets business, with a specific focus on North American equities, options and digital markets, and Nordic derivatives clearing.  Prior thereto, he was a partner with GCSA Capital Partners, where he led the launch of a program and Claims manager to develop and underwrite risk transfer products for Financial Market Infrastructures (FMI) on behalf of a consortium of global insurance companies.  Before GCSA, Mr. Comiskey was Vice President, Head of Global Risk Analytics at Nasdaq, where he directed a team of global clearing risk managers (market and credit) tasked to develop and operate the systems and processes necessary to manage the firm’s global financial risks. Mr. Comiskey was also Senior Vice President and head underwriter for Radian Asset Assurance’s Financial Solutions Group offering specialized risk transfer products and managing a global portfolio including Financial Market Infrastructures (exchanges and clearinghouses), Excess FDIC for US banks, Excess SIPC for US retail broker dealers and Money Market Break-the-Buck product, while also collaborating with the Global Structured Products Group in the underwriting of an array of asset-backed and CDO transactions.  Mr. Comiskey has also held positions with Fitch, Inc., Barclays Capital, Inc., JP Morgan & Co. and Standard & Poor’s Corporation.

ABOUT VERSABANK

VersaBank is a North American bank with a difference.  Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity.  In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market.  VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.  Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the proposed Structural Realignment; the relocation of the Bank’s headquarters to the United States; the expected realization of additional shareholder value, the mitigation of risk and the reduction of corporate costs as a result of the proposed Structural Realignment; the key elements of the proposed Structural Realignment, including the listing of VersaHoldings’ shares on the Nasdaq and the anticipated regulatory framework; the specific terms and conditions of the proposed Structural Realignment; the ability to obtain inclusion on stock indices, including the Russell 2000; expected corporate governance changes and changes in management in connection with the proposed Structural Realignment; the ability to expand internationally beyond Canada and the United States; and the intention to file a registration statement on Form S-4 (including a preliminary management information circular/prospectus). Words such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”, “aims”, “endeavours”, “projects”, “continue”, “predicts”, “potential”, “intends”, or the negative of these terms or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “should” are intended to identify forward-looking statements.

These forward-looking statements by their nature require the Bank to make assumptions and are subject to inherent risks and uncertainties that may be general or specific, including without limitation with respect to: the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the United States in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Federal Reserve; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. The foregoing list of important factors is not exhaustive.  Although the Bank believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and actually results may differ materially. Completion of the proposed Structural Realignment is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent the Bank’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. The Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at:  www.versabank.com

Follow VersaBank on Facebook, Instagram, LinkedIn and X